Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Sportsmap Tech Acquisition Corp. on Amendment No. 2 to Form S-1 (FILE NO. 333-275521) of our report dated March 31, 2023, which includes an explanatory paragraph as to Sportsmap Tech Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Sportsmap Tech Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31 2022 and for the period from May 14, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our Firm under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, New York

December 19, 2023